File No. 0-17630

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               30 September, 2003


                             CRH Acquisition Update



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure:


30th September 2003

CEMENTBOUW ACQUISITION UPDATE



CRH plc, the international building materials group announced on 29th July 2003 that it had reached agreement in principle to acquire the distribution and building products operations of Cementbouw Handel & Industrie ("Cementbouw"). At the same time, CRH announced that it had also reached conditional agreement to acquire a 45% stake in a leveraged buyout of Cementbouw's materials operations.



CRH welcomes the prompt decision announced today by the European Commission to clear these transactions which are expected to close in early October.





Contact CRH at Dublin 404 1000 (+353 1 404 1000)



Liam O'Mahony Chief Executive

Harry Sheridan Finance Director

Myles Lee Finance Director Designate

Brian Hill Managing Director, CRH Europe Products & Distribution



CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000 FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 30 September 2003



                                                    By: ___/s/ M. P. Lee___

                                                     M. P. Lee
                                                     Finance Director Designate